FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of an announcement regarding the estimated profit in 2009 annual results of Huaneng Power International, Inc. (the "Registrant"),  made by the Registrant on January 29, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

ANNOUNCEMENT REGARDING THE ESTIMATED
PROFIT IN 2009 ANNUAL RESULTS

This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to the requirements of Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of the Company and the public with the financial information of the Company. This announcement is also disseminated on the Shanghai Stock Exchange simultaneously. The information contained in this announcement is only a preliminary estimate of the Company and is not audited by the Company’s certified public accountants. Detailed financial information of the Company will be disclosed in the 2009 Annual Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The Company and all the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

I.	ESTIMATED RESULTS FOR THE REPORTING PERIOD

1.	Period to which the estimated results applies: From 1 January 2009 to 31 December 2009;

2.	Estimated results: The net profit attributable to the Company’s shareholders as compared to the period last year increased by more than 100%, thereby turning the loss to profit;

3.	The estimated results have not been audited or reviewed by certified public accountants.

II.	Results of the corresponding period last year (Based on the Accounting Standard of the People’s Republic of China)

1.	Net loss attributable to the Company’s shareholders that have not been restated: RMB3,701,229,826.00;

2.	Loss per share that have not been restated (based on the net loss attributable to the Company’s shareholders): RMB0.31.

III.	REASONS FOR THE CHANGE IN THE RESULTS

The reasons of the Company’s profits were mainly due to the decrease in the purchase price of fuel in the market and hence the fuel costs were lowered, the tariff adjustments in the second half of 2008 which led to the increases in the operation revenue of the Company for 2009 and the profit of the Company’s principal businesses, as well as the contribution from the newly operated generation units and the Tuas Power Plant.

IV.	RISK WARNING

Detailed financial information will be disclosed in the 2009 Annual Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia

(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
29 January 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                                 HUANENG POWER INTERNATIONAL, INC.

                                                By  /s/ Gu Biquan

                                                Name: Gu Biquan

                                                Title:   Company Secretary

Date:    January 29, 2010